

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

<u>Via Mail</u>
Guo Wang, Chief Executive Officer
SMSA Treemont Acquisition Corp.
Ruixing Industry Park, Room 206, Building #6, Unit #3
#17 Pengjizhen Guodao, Dongping County
Shandong Province, 271509 People's Republic of China

> **Re: SMSA Treemont Acquisition Corp.**
> **Amendment No. 1 to Form 8-K**
> **Filed on July 20, 2011**
> **File No. 000-54096**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide page numbers for any amendments to your current report.

2.   We note your response to comment two of our letter dated June 22, 2011 and we reissue it. Your revised disclosure should clarify, for example, the circumstances of Mr. Xu becoming the operating entity's sole shareholder. We note, in this regard, that you also refer to Mr. Xu as "the majority shareholder of Xiangrui prior to the exchange." As other non-exclusive examples,

   - It is unclear why you first mention corn refinery under VIE Arrangements and not when you first discuss the operating company;

- It is unclear what your business was at the time of the of name change to "Shandong Xiangrui Pharmacy Co., Ltd." and at the time of the December 20, 2008 share exchange;

- It is unclear who your founders were, what relationship Mr. Xu has with you other than as a shareholder, and whether your business had been principally conducted by Ruixing Group and the other affiliated entities before being split off into Shandong Xiangrui; and

- It is unclear what the material terms were for any such arrangements to split off or otherwise establish your business from inside Ruixing and other affiliates.

Please revise accordingly.

3. We note your response to comment three of our letter dated June 22, 2011. Please revise the background disclosure to summarize the substance of your response.

4. We note your response to comments five and six of our letter dated June 22, 2011 and disclosure that Shandong Xiangrui must "appoint directors and senior management of Shandong Xiangrui according to the WFOE's recommendations" and that "the WFOE's designee may attend shareholder meetings and execute resolutions…" It is unclear why you do not describe the management and ownership structure of WFOE. It appears that Yisheng Management and Consulting directs the day to day operations and oversees the operating entity's management. It is unclear if WFOE's own management structure exactly mirrors that of Shandong Xiangrui or is separate and distinct beyond the existence of a designee. In this regard, please revise to identify the current designee or explain when one will be designated.

5. Additionally, please revise to address potential conflicts of interest and the extent to which the interests of the registrant and WFOE may not be aligned with the interests of the PRC operating entities and their affiliates. Please refer to comment 38 of our letter dated June 22, 2011.

Our Corporate History, page 3

6. Please revise to disclose the amount of the transfer fee identified under Management Fee Payment Agreement.

7. Please revise to clarify the business purpose for Mr. Chongxin Xu's involvement with the Company. Your revised disclosure indicates that Mr. Xu has no relationships with any members of the Company's management or affiliates, but if the option agreements are

exercised he will only receive $20,000 for his 93% stake in the Company. Please revise accordingly.

8.   We note your response to comments nine and 41 and revised disclosure referring the reader to "Our Corporate History" for details of the relationships. However, the corporate history and other disclosures do not identify all of the agreements or arrangements or disclose their material terms. Revise Transactions with Related Persons to identify all related person transactions, the bases on which the persons are related, and the other disclosures required by Item 404(a) of Regulation S-K.

9.   In this regard, it is unclear why you do not discuss the land and vehicle leases with Runyin, the patent and trademark agreements with Ruixing and other arrangements that appear to be with related persons. Please revise accordingly.

10.   We note your response to prior comments 10 and 18. Please revise to indicate whether or not you have registered, filed or otherwise received approval from necessary authorities for the principal arrangements through which you exercise control over the PRC operating entities.

Description of Business, page 3

11.   We note your response to comment 16 of our letter dated June 22, 2011. It appears that you spent 12,480 hours on research and development. It is unclear if you mean, for example, that you paid for or received 12,480 hours in man-hours from your research staff or if your $30,000 in total R&D costs include such labor costs. Please revise or advise.

Risk Factors, page 8

12.   Based on your response to our prior comments 19-24 regarding the preparation of your financial statements and management's assessment of your internal control over financial reporting, please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management's Discussion and Analysis and Plan of Operation, page 21

13.   Please revise to provide disclosures required by Item 303(a)(3)(ii) of Regulation S-K.
        These disclosures would include any known trends or uncertainties that have had or that
        you reasonably expect will have a material favorable or unfavorable impact on net sales
        or revenues or income from continuing operations. In this connection, discuss the trends
        related to demand and pricing of your glucose and corn starch outputs as well as your
        corn input.

Critical Accounting Policies

14.   We reviewed your response to our prior comment 25, noting the addition of a policy
        related to variable interest entities. Your response did not address our comment in its
        entirety, thus the comment will be partially reissued. Please revise your disclosures to
        address the existence of highly material estimates or assumptions and how these matters
        may affect your financial statements (e.g. inventory valuation, notes and accounts
        receivable, etc.). Your disclosure should discuss the judgments and uncertainties that
        affect the application of your critical accounting policies and the likelihood that
        materially different amounts could be reported under different conditions or using
        different assumptions. These disclosures should supplement, but not duplicate, your
        disclosures in Note 2 to your audited financial statements. Please see SEC release No.
        33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

Variable Interest Entities

15.   Please revise to include a description of risks and uncertainties related to the
        enforceability of the contractual arrangements and the circumstances that could result in
        de-consolidation of the VIE (e.g. registration of equity pledge agreements, etc.).

Results of Operations

16.   We reviewed your revised disclosure in response to our prior comment 27. Your
        revisions did not address our comment in its entirety, thus the comment will be reissued.
        Please revise the analysis of your operating results for each period presented to describe
        and quantify underlying material activities that generated income statement variances
        between periods. For example, (i) provide additional detail regarding the underlying
        factors that contributed to your growth in sales (i.e. drivers of the increase in price and
        volume) and (ii) revise to disclosure the factors that contributed to the decrease in cost of
        sales as a percentage of revenue by product line. Please ensure you also revise to include
        a substantive discussion of your interim period.

Liquidity and Capital Resources, page 28

17.   We note your response to comment 31 of our letter dated June 22, 2011, and we reissue it in part. Please revise to clarify how you will fund your $12 million expansion of your production facilities. Your current disclosure indicates it will be funded out of operating cash flow. However, it does not appear you generate sufficient cash to fund this project.

18.   Please revise to identify "the banks" and "a bank" under Investing Activities. Also, please clarify, in quantitative and qualitative terms, "the proceeds from loans" identified in the first paragraph of this section.

Description of Property, page 30

19.   We note your response to comment 32 of our letter dated June 22, 2011, and we reissue it. Please revise this section to discuss the suitability and adequacy of your existing production facilities and your plans to triple your production capacity. You should also discuss your anticipated capital expenditures of $12 million, the extent to which the planned expansion requires material capital expenditures included or not included in the $12 million, and any material changes to the nature of your principal production facilities anticipated as a result of the expansion.

Security Ownership of Certain Beneficial Owners and Management, page 31

Directors and Executive Officers, page 31

20.   We note your response to comment 37 of our letter dated June 22, 2011. Please revise here or Business as appropriate to summarize the extent to which you and the affiliated entities share office space, facilities, employees, general and administrative expenses, and so forth.

Transactions with Related Persons and Director Independence, page 34

21.   Please revise this section to provide amounts converted into U.S. dollars in addition to the actual RMB amounts involved in these related party transactions.

22.   It appears that you removed a substantial amount of related party transactions from your amended Form 8-K, including your supply agreements, sales agreements, intellectual property licensing agreements, and a consulting agreement. Please advise us why you removed each transaction. It is also unclear to what extent you are relying on Instruction 7(a) of Item 404(a).

23.   We note your response to comment 41 of our letter dated June 22, 2011. Please revise to provide the details required by Item 404(a)(5) for each of the related party credit

agreements that are guaranteed by an affiliate of the Company or its management.

24.   We note your response to comment 42 of our letter dated June 22, 2011, and we reissue it. Please ensure all relevant related party transactions listed in your financial statements are included with your Item 404(a) disclosures, as appropriate.

Financial Statements

Statements of Income, page F-5

25.   We reviewed your response to our prior comment 55. Your response did not address our comment, thus the comment will be reissued.   Please revise to present earnings per share data on the face of your statements of operations for all periods presented. Refer to FASB ASC 260-10-45.

16. Related Party Transactions, page F-20

26.   Please revise to clarify how the terms of such transactions are determined (i.e. market rates, etc.).

27.   Please revise to disclose the terms and conditions of amounts due to/from related parties (i.e. term, interest rate, etc.).

18. Segment and Geographic Information, page F-22

28.   We read your response to our prior comment 60.   We note your disclosure that cornstarch and glucose production are not individually assessed when your chief operating decision maker reviews the operation results and make resources allocation and that you do not prepare separate financial information for cornstarch and glucose production. This disclosure does not appear to be consistent with the disclosure provided in your statements of operations and related discussion that include separate financial information including different gross profit margins for cornstarch and glucose. As such, tell us how you considered these facts in your apparent conclusion that these two segments should be aggregated into one reporting segment. Refer to FASB ASC 280-10-50-11 and 55-7A to 55-7C and provide us with a thorough analysis.

Unaudited Pro Forma Financial Information

General

29.   We note you have included pro forma financial information for the year ended December 31, 2009. Please tell us why this information is presented or revise to remove it.

Exhibits

30.   We note your response to comment 46 of our letter dated June 22, 2011, and we reissue it in part. Please advise us whether Exhibits 10.27 through 10.36 (filed originally as Exhibits 10.33 through 10.42 with the Form 8-K filed on May 16, 2011) are filed as actual exhibits in executed form or are partially translated from the original foreign language documents.

31.   We note the references under Land Use Rights to grants through 2056 and 2051, and to the lease for a plant in Ruixing Industry Park. Please file the agreements under Item 601(b)(10)(ii)(D) of Regulation S-K or advise.

Form 10-Q for Quarter Ended June 30, 2011

General

32.   Please revise your Form 10-Q, as necessary, to comply with our comments above on your Form 8-K.

Financial Statements

33.   Considering the significant equity transactions during the quarter, please revise to present a statement of shareholder's equity.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

James Lopez (for)

John Reynolds
Assistant Director